By Facsimile: (212) 909-6836

Alan H. Paley, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

Re:  	Dundee Corporation
	Schedule TO-I filed on December 15, 2005
	File No. 005-49492

Dear Mr. Paley:

	We have comments on the filing referenced above. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Summary Term Sheet, page 2

1. Please remove your qualification of the information in the summary. This limitation appears to limit reliance by investors on the summary. We view this limitation as inappropriate since the summary is being provided to shareholders in a public disclosure document under the federal securities laws and must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. You may urge security holders to read the entirety of the disclosure documents.

Payment Date, page 2

2. Please amend your disclosure to state that you will pay the consideration offered promptly. See Rule 13e-4(f)(5) and Rule 14e-1(c). Please make corresponding changes throughout your document, including, but not limited to pages 6 and 12. We note that you will pay for shares within 3 days after the expiration date and your acknowledgement on page 11 that U.S. securities legislation requires the Company to pay consideration offered or return the shares tendered promptly after the termination or withdrawal of the offer.

Further, on page 12, you should make the appropriate statement that shares not purchased will be returned promptly, not as promptly as practicable.

Conditions of the Offer, page 9

3. Please revise your disclosure throughout this section to state that such conditions may be determined to occur in the Company`s reasonable judgment as opposed to sole judgment. As stated below, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control.

4. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first and penultimate paragraphs in this section, the phrase "regardless of the circumstances giving rise to any such condition" and "regardless of circumstances (including any action or inaction by the Company)", respectively, is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

5. In the same paragraph, you state that you may decide to
terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is
"inadvisable to proceed with the offer...."  However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

6. The offer condition (d), regarding any change or changes . . .
in the business. . . or prospects of the company or its subsidiaries.
... ." is vague. Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by a material adverse significance in your prospects, so that security holders will have the ability to objectively determine whether the condition has been triggered.

7. As you are aware, all conditions must be satisfied at or before expiration. Please qualify your statement that each foregoing right shall be deemed to be an ongoing right which may be asserted at any time and from time to time, accordingly.

8. We note your statement that "[a]ny determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties." (emphasis added) Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to page 13.

Financial Statements, page 20

9. Please furnish the information required by Item 1010(a) and (b) of Regulation M-A.

10. Disclose in the offer the summary financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. In addition, on a supplemental basis, advise us as to how you intend to disseminate the summary financial information.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        					Very truly yours,



         					Celeste M. Murphy
						Special Counsel
						Office of Mergers and
						Acquisitions